

PROVIDENT ENERGY TRUST

Provident Energy Trust reports second quarter results; year over year operating cash flow increased 39 percent to $31.6 million

NEWS RELEASE NUMBER 19-03 **August 13, 2003**

- Operating cash flow in the second quarter increased 39 percent to $31.6 million
- Second quarter distributions increased 22 percent compared to year ago quarter
- Year to date payout ratio was 93 percent of operating cash flow
- Annualized total return to unitholders is 25 percent year to date

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today reported cash flow from operations for the second quarter 2003 increased 39 percent to $31.6 million ($0.49 per unit) from $22.6 million ($0.63 per unit) in 2002. Year to date operating cash flow increased 94 percent to $73.5 million ($1.19 per unit) compared to $37.9 million ($1.15 per unit) for the same period in 2002. Year to date 2003 results include an opportunity cost associated with Provident's Commodity Price Risk Management Program of $11.8 million ($0.18 per unit) and $34.5 million ($0.56 per unit) for the second quarter and year to date, respectively.

Distributions declared for the quarter totaled $35.5 million ($0.60 per unit), a 22 percent per unit increase over distributions of $17.8 million ($0.49 per unit) for the same period in 2002. Year to date, Provident has declared and paid distributions of $68.6 million ($1.20 per unit), a 26 percent per unit increase to the $32.6 million ($0.95 per unit) distributed year to date 2002. Cash distributions year to date were 93 percent of operating cash flow and the annualized total return to unitholders was 25 percent year to date.

Net income for the quarter was $23.1 million ($0.36 per unit) compared to $1.2 million ($0.03 per unit) for the same period in 2002. Income for second quarter 2003 includes a $25.5 million gain attributed primarily to legislated changes in Canadian and Alberta income tax rates for the oil and gas industry combined with revisions to Provident's tax pools. The gain has no cash flow impact and therefore no affect on unit distributions. Including the gain, year to date net income was $14.3 million ($0.23 per unit) compared to $2.5 million ($0.08 per unit) in 2002.

"Provident's disciplined strategy of identifying and acquiring cash flow accretive assets has served us well. We have successfully integrated all of the acquisitions completed in 2002 and our diversified portfolio of quality producing oil and gas assets continues to generate solid returns for our unitholders," said Tom Buchanan, chief executive officer of Provident. "We continue to be disciplined in our evaluation and acquisition of cash flow accretive assets that will enhance our production and reserves, and provide long-term sustainability."

- more -

Production during the quarter averaged 26,780 boed, a 34 percent increase over 19,950 boed in the second quarter 2002. Second quarter production results were slightly lower than forecast as the benefits of a successful second quarter capital program were not realized until late in the quarter. During the quarter, Provident drilled 15 wells and recompleted 4 wells, adding 1,200 boed of production. At the end of the quarter Provident's daily production had increased to 27,500 boed reflecting a successful second quarter drilling program. For the first half of 2003, production was comprised of 47 percent natural gas, 30 percent medium/light oil and natural gas liquids, and 23 percent heavy oil. Year to date Provident's assets have performed well, producing an average 27,690 boed compared to 17,850 boed for the same period in 2002.

"Production and reserve replacement for the year is on plan. Year to date, Provident's internal drilling program has added approximately 2,400 boed of production primarily in our core areas of Lloydminister and southern Alberta," said Randy Findlay, president of Provident. "In the second half of the year, we will drill several additional low risk development wells in the Lloydminster heavy oil area and the southern Alberta shallow gas and light oil area."

A conference call to review the quarter results with senior management is scheduled for 9 a.m. MST (11:00 a.m. EST) on Wednesday, August 13. Analysts, investors and media may access the conference call by dialing 416-695-5259 in the Toronto area and 1-877-667-7774 for all other areas of Canada and the United States. Please request the Provident conference call, reservation no. T439704C. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available on Provident's website at www.providentenergy.com. A replay of the conference call will be available on the Provident website and by dialing 416-252-1143 or 1-866-518-1010.

Provident Energy Trust is a Calgary-based, open-ended oil and gas royalty trust that acquires, develops, produces, markets crude oil, natural gas and natural gas liquids, and provides monthly cash distributions to its unit holders. Provident trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

See full Financial and Operating Results in the attached document.

# # #

Investor and Media Contact:
Jennifer Pierce
Senior Manager

Investor Relations and Communications
Phone (403) 231-6736

Corporate Head Office:
700, 112 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 0H3

Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 261-6696

www.providentenergy.com
info@providentenergy.com



Financial and Operating Results

Canadian dollars (000s except per unit data)	Three months ended			Six months ended		
	June 30, 2003	June 30, 2002	% Change	June 30, 2003	June 30, 2002	% Change
FINANCIAL						
Gross revenue	$ 74,015	$ 46,123	60	$ 161,903	$ 77,764	108
Cash flow from operations	$ 31,571	$ 22,642	39	$ 73,532	$ 37,966	94
Per weighted average unit – basic (including exchangeable shares)	$ 0.49	$ 0.63	(22)	$ 1.19	$ 1.15	3
Per weighted average unit – diluted (including exchangeable shares)	$ 0.46	$ 0.58	(21)	$ 1.10	$ 1.04	6
Declared distributions to unitholders	$ 35,528	$ 17,794	100	$ 68,619	$ 32,606	110
Per unit	$ 0.60	$ 0.49	22	$ 1.20	$ 0.95	26
Net income	$ 23,078	$ 1,177	1,861	$ 14,326	$ 2,516	469
Per weighted average unit – basic (including exchangeable shares)	$ 0.36	$ 0.03	1,100	$ 0.23	$ 0.08	188
Capital expenditures	$ 11,974	$ 9,463	27	$ 18,541	$ 13,406	38
Property acquisitions	$ -	$ 71,844	(100)	$ -	$ 71,899	(100)
Property dispositions	$ 765	$ 573	34	$ 2,553	$ 2,285	12
Bank debt	$ 197,500	$ 93,800	111	$ 197,500	$ 93,800	111
Unitholders' equity	$ 451,176	$ 281,210	63	$ 451,176	$ 281,210	63
Weighted average trust units and exchangeable shares outstanding (000s)	63,985	35,831	79	62,020	33,098	87
OPERATING						
Daily production						
Crude oil - Light/Medium (bpd)	6,770	5,025	35	7,026	4,091	72
- Heavy (bpd)	6,700	6,019	11	6,474	5,866	10
Natural gas liquids (bpd)	1,162	800	45	1,123	825	36
Natural gas (mcfd)	72,898	48,648	50	78,380	42,414	85
Oil equivalent (boed) [1]	26,781	19,952	34	27,686	17,851	55

UNIT STATISTICS ($Cdn)

Average selling price[2]						
Crude oil - Light/Medium ($/bbl)	$ 29.18	$ 34.91	(16)	$ 30.66	$ 32.61	(6)
- Heavy oil ($/bbl)	21.92	20.15	9	23.09	20.00	15
- Corporate blend ($/bbl)	25.57	26.87	(5)	27.03	25.18	7
Natural gas liquids ($/bbl)	37.16	27.06	37	40.99	24.05	70
Natural gas ($/mcf)	5.88	4.52	30	6.20	4.45	39
Oil equivalent ($/boe) [1]	30.46	26.98	13	32.40	25.73	26
Netback ($/boe) [1][2]	15.63	14.67	7	16.92	14.08	20

(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) Average selling price and operating netback exclude the non-cash amortization of the Richland hedging gains but include the cash impact of the Commodity Price Risk Management Program.

Management's Discussion and Analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter ended June, 2003, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. **All amounts are reported in Canadian dollars, unless otherwise stated.**

Cash Distributions:

The following table summarizes distributions paid or declared by the Trust from January 1, 2003 to June 30, 2003:

Record Date	Distribution Amount Payment Date	Distribution Amount (Cdn$)	(US$)
2003			
January 21	February 14	$0.20	$0.129
February 20	March 14	$0.20	$0.131
March 20	April 15	$0.20	$0.136
April 21	May 15	$0.20	$0.135
May 20	June 13	$0.20	$0.140
June 18	July 15	$0.20	$0.148
Year to Date Cash Distributions January 1 to June 31, 2003		$1.20	$0.82

January 1 to June 30, 2002

YTD Record Date	Distribution Amount Payment Date	Distribution Amount (Cdn$)	(US$)
2002			
January 29	February 15	$0.16	$0.1006
February 28	March 15	$0.15	$0.0946
March 31	April 15	$0.15	$0.0944
April 30	May 15	$0.15	$0.0964
May 31	June 14	$0.17	$0.1097
June 24	July 15	$0.17	$0.1106
Year to Date Cash Distributions January 1 to June 30, 2002		$0.95	$0.61

Production:

Total production averaged 26,781 boed in the second quarter compared to 19,952 boed in the second quarter of 2002. The 34 percent increase reflects production additions through drilling offset by natural production declines but is primarily attributable to the acquisition of Meota Resources Corp. on October 1, 2002. At the end of the quarter Provident's exit rate of production had increased to 27,500 boed reflecting a successful second quarter drilling program.

Year to date production averaged 27,686 boed compared to 17,851 for the first six months of 2002. The 55 percent increase is primarily attributable to acquisition of Meota Resources Corp. on October 1, 2002 as well as the southern Alberta properties acquired in the second quarter of 2002.

Second quarter drilling in the Lloydminster core area, together with other capital activities, averaged initial production rates of approximately 1,200 boed. Year to date the drilling program has added approximately 2,400 boed of production.

Year to date daily production was comprised of 47 percent natural gas, 23 percent cold conventional heavy oil and 30 percent medium/light crude oil and natural gas liquids. Provident's current commodity mix spreads the price risks among the commodities and complements the Commodity Price Risk Management Program to assist in reducing the volatility commodity prices have on cash flow and distributions.

Crude oil price:

West Texas Intermediate (WTI) crude oil price averaged US$28.90 per barrel in the second quarter compared to US$26.25 per barrel in the second quarter of 2002. The Cdn/US dollar exchange rate averaged $1.40 in the quarter, while the prior year period rate was $1.54. Therefore, although there was a 13 percent increase in WTI, Canadian oil prices did not increase commensurately due to the appreciation of the Canadian dollar. Provident's average selling price at the wellhead for all blends of crude oil was Cdn$25.57 per barrel for the quarter compared to Cdn$26.87 per barrel for the prior year quarter. Average prices include an opportunity cost of $3.6 million or $2.94 per barrel from the impact of the Commodity Price Risk Management Program compared to a reduction of $4.3 million or $4.33 per barrel in the second quarter of 2002.

WTI crude oil price averaged US$31.34 per barrel year to date compared to US$23.95 for the first six months of 2002. The Cdn/US dollar exchange rate averaged $1.46 compared to $1.57 in 2002. The increased crude oil price, partially offset by the stronger Canadian dollar resulted in Provident averaging Cdn$27.03 per barrel in the first six months of 2003 compared to Cdn$25.18 in the first six months of 2002. Average prices included an opportunity cost of $15.3 million or $6.27 per barrel from the impact of the Commodity Price Risk Management Program compared to an opportunity cost of $4.9 million or $2.77 per barrel for the same period of 2002.

Natural gas price:

Provident received an average price of Cdn$5.88 per mcf for its natural gas in the second quarter of 2003, as compared to Cdn$4.52 per mcf in the second quarter of 2002. The average selling price for natural gas includes an opportunity cost of $8.2 million or Cdn$1.24 per mcf from the Commodity Price Risk Management Program as compared to a gain of $1.4 million or Cdn$0.32 per mcf in the second quarter of 2002.

Provident received an average price of Cdn$6.20 per mcf for its natural gas year to date, as compared to Cdn$4.45 per mcf for the same period in 2002. The average selling price for natural gas includes an opportunity cost of $19.1 million or Cdn$1.35 per mcf from the Commodity Price Risk Management Program as compared to a gain of $4.1 million or Cdn$0.54 per mcf in the first six months of 2002.

Commodity Price Risk Management Program:

Provident's Commodity Price Risk Management Program was initiated at the inception of the Trust to help reduce the volatility in Provident's crude oil and natural gas prices and to assist in stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI are commonly used. Provident's aggregate position under the Commodity Price Risk Management Program as at June 30, 2003 is summarized in the following table:

Commodity Price Risk Management Program summary:

Year	Product	Volume		Terms	Effective Period
2003	Light Oil	1,000	Bpd	Costless Collar WTI US$22.58 – US$26.00 per bbl	January 1 – December 31
		2,500	Bpd	WTI US$24.01 per bbl	January 1 – December 31
		1,000	Bpd	WTI US$24.31 per bbl	July 1 – September 30
		1,000	Bpd	WTI US$23.82 per bbl	October 1 – December 31
	Heavy Oil	3,000	Bpd	Cdn$20.05 per bbl wellhead [1][2]	January 1 – December 31
		500	Bpd	US$18.75 per bbl at Hardisty	July 1 – December 31
	Natural Gas [4]	20,000	Gjpd	Cdn$4.82 per gj	April 1 – October 31
		5,000	Gjpd	Cdn$4.95 per gj [3]	January 1 – December 31
		6,000	Gjpd	Cdn$4.98 per gj	January 1 – October 31
		5,000	Gjpd	Costless collar Cdn$5.00 - $7.75 per gj	April 1 – October 31
		5,000	Gjpd	Costless collar Cdn$5.50 - $7.52 per gj	April 1 – October 31
		10,000	Gjpd	Costless collar Cdn$4.50 - $5.72 per gj	April 1 – October 31
		10,000	Gjpd	Funded Collar Cdn$5.50 - $8.75 per gj	November 1 – December 31
		10,000	Gjpd	Costless collar Cdn$5.50 - $7.85 per gj	November 1 – December 31
2004	Light Oil	2,000	Bpd	WTI US$24.05 per bbl	January 1 – December 31
		500	Bpd	WTI US$25.08 per bbl	January 1 – March 31
	Heavy Oil	1,500	Bpd	US$17.26 per bbl at Hardisty	January 1 – December 31
	Natural Gas [4]	10,000	Gjpd	Funded Collar Cdn$5.50 - $8.75 per gj	January 1 – March 31
		10,000	Gjpd	Costless collar Cdn$5.50 - $7.85 per gj	January 1 – March 31

[1] The heavy oil price of Cdn$20.05 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential and blending contracts and Cdn/US dollar exchange rate contracts.

[2] Contracts which, if extended, would require Provident to deliver 1,500 bpd at WTI US$22.70 per bbl and 1,000 bpd at WTI US$23.70 for calendar 2004. The contracts are extendable at the option of the counter party.

[3] Contract which, if extended, would require Provident to deliver 5,000 gjpd at Cdn$4.95 per gj for calendar 2004. The contract is extendable at the option of the counter party.

[4] Natural gas contracts are settled against AECO monthly index.

For hedges in place at June 30, 2003 and using June 30, 2003 forward commodity prices, the cost to settle Provident's crude oil hedging contracts would have been approximately $7.9 million. The cost to settle Provident's natural gas hedging contracts would have been approximately $4.3 million.

Revenue:

During the quarter, gross production revenue from oil, natural gas and natural gas liquids was $74.0 million, 60 percent higher than the $46.1 million cash revenue for the comparable quarter in 2002. Gross production revenue in the quarter was reduced by $0.2 million of non-cash amortization related to the deferred hedging gains recorded at the time of the Richland acquisition compared to $2.9 million for the second quarter of 2002. The increased revenue results from both higher average commodity prices and a significant increase in production volumes as a result of the acquisition of Meota Resources Corp. on October 1, 2002.

Year to date, gross production revenue of $161.9 million includes a reduction of $0.4 million of non-cash amortization related to the deferred hedging gains recorded at the time of the Richland acquisition. This compares to revenue of $77.8 million, including a reduction of $5.3 million related to the deferred hedging gains recorded at the time of the Richland acquisition, in the first six months of 2002. The increase reflects an increase in the average commodity prices as well as a significant increase in production due to the acquisitions of Meota Resources and the southern Alberta properties.

Royalties:

Royalties in the quarter were $17.9 million, $7.35 per boe or 21.2 percent of gross production revenue prior to the effects of the Commodity Price Risk Management Program. This compares to the second quarter of 2002 with royalties of $9.5 million, $5.23 per boe or 18.3 percent of gross production revenue prior to hedging. Royalties were $41.8 million, $8.35 per boe or 21.4 percent of gross production revenue prior to hedging for the six months ended June 30, 2003. This compares to royalties of $16.3 million, $5.04 per boe or 19.4 percent of gross production revenue prior to the effects of the Commodity Price Risk Management Program and the amortization of the natural gas deferred hedging gains for the same period in 2002. The increased royalty burden expressed as a percentage of gross revenues primarily results from an increased percentage of natural gas, which bears higher royalty rates, within Provident's production mix in the 2003 quarter and six months periods as compared to the same periods in 2002.

Production expenses:

Production expenses averaged $7.48 per boe for the quarter, which was $0.40 or 6 percent higher than the $7.08 per boe in the second quarter of 2002. Year to date, production expenses averaged $7.13 per boe, as compared to $6.61 per boe for the first 6 months of 2002. Higher costs for propane and electricity, together with servicing and workover charges, contributed to higher production expenses. Improved operational efficiencies and a continued focus on cost controls should reduce average production costs going forward.

Other income:

Other income in 2003 of $1.7 million is as a result of a gain realized on the sale of shares held as a portfolio investment.

General and administrative and management fee expenses:

The management contract was bought out on January 17, 2003 therefore no management fees have been incurred in 2003. General and administrative expenses of $3.7 million in the second quarter (2002- general and administrative $1.8 million and management fees were $3.5 million for an aggregate of total $5.3 million) decreased in aggregate by $1.6 million or 30% compared to the second quarter of 2002 and at $1.50 per boe show a reduction from last year levels of $2.92 per boe including management fees.

General and administrative expenses were $6.6 million for the six months ended June 30, 2003. In the same period in 2002 general and administrative expenses were $3.2 million and management fees were $5.7 million for an aggregate of $8.9 million. General and administrative and management fee expenses were reduced $2.3 million (26%) and at $1.31 per boe show a significant reduction from the first six months of 2002 of $2.75 per boe.

Management internalization:

On January 17, 2003, unitholders of Provident approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of $18.0 million plus $0.6 million of transaction costs. Total non-cash consideration of $18.0 million was settled with the issuance of 1,682,242 exchangeable shares at a deemed price of $10.70 per share that are held in escrow and released 25 percent per year commencing June 2003. The internalization was accretive to cash flow and net asset value and also improves the long-term cost structure of the Trust, which will be beneficial to the Trust's ability to attract capital in a competitive marketplace and complete accretive acquisitions. The transaction also increased ownership of the units held by management and directors further aligning managements' interests with those of unitholders.

At June 30, 2003 approximately 4.9 percent of the outstanding units and exchangeable shares were held by management and directors.

Interest:

Interest expense was $2.2 million for the second quarter of 2003 compared to $1.0 million in the second quarter of 2002. Interest expense increased $2.5 million to $4.5 million year to date over the first six months of 2002. The increased debt capitalization of the Trust to fund accretive acquisitions caused the increase in interest costs.

Taxes:

Capital taxes, including the Saskatchewan Resource Surcharge, for the second quarter of 2003 were $0.6 million, which is a decrease of $0.1 million over the second quarter of 2002. Year to date capital taxes, including Saskatchewan Resource Surcharge, have increased to $1.8 million from $1.3 million for the first six months of 2002 due to the growth of the asset base of the Trust.

The future income tax recovery of $25.5 million for the quarter (2002 - $3.9 million) on pre-tax losses of $1.8 million (2002 - $2.0 million pre-tax losses) was primarily caused by changes in Canadian tax legislation. On June 9, 2003 the Canadian government substantially enacted federal income tax changes for the oil and natural gas sector as it had outlined in its 2003 budget. Resource tax rates will decline from the current 27% to 21% by 2007. Concurrently, the 100% deductibility of the resource allowance will be phased out and Crown charges will become 100% deductible. These changes, combined with a revision in estimates of Provident's tax pool balances, resulted in the significant future tax recovery in the quarter.

Net income (loss):

Net income of $23.1 million ($0.36 per unit) was recorded in the quarter and included future income tax recoveries of $25.5 million (2002- net income of $1.2 million or $0.03 per unit).

Year to date net income was $4.7 million, excluding future income tax recoveries of $28.2 million and excluding the one time charge to earnings of $18.6 million for management internalization. Net income of $14.3 million ($0.23 per unit) was recorded for the first six months of 2003 (2002 – net income of $2.5 million or $0.08 per unit)

Operating netback:

Provident's operating netback in the second quarter of 2003 was $15.63 per boe, as compared to a netback of $14.67 per boe in the second quarter of 2002. Year to date, operating netback was $16.92 per boe, as compared to a netback of $14.08 per boe in the first six months of 2002. The increase was mainly attributable to increases in commodity prices partially offset by the opportunity cost associated with the Commodity Price Risk Management Program as well as an increase in production costs.

Cash flow from operations:

Cash flow from operations was $31.6 million ($0.49 per unit) during the second quarter, 39 percent higher than the $22.6 million ($0.63 per unit) in the second quarter of 2002. Year to date cash flow from operations was $73.5 million ($1.19 per unit), which was 94 percent higher than the $38.0 million ($1.15 per unit) in the first six months of 2002. The growth in cash flow reflects Provident's acquisition driven increase in operating income and an increase in average commodity prices partially offset opportunity costs from the Commodity Price Risk Management Program as well as increased general and administration costs and interest expense associated with Provident's growth.

Bank debt:

Bank debt as at June 30, 2003 was $197.5 million compared to $187.2 million of bank debt as at December 31, 2002. As at June 30, 2003 Provident had drawn on 84 percent of its $235 million revolving credit facility with a syndicate of Canadian chartered banks.

Depletion, depreciation and amortization (DD&A):

DD&A expense in the second quarter was $33.6 million or $13.78 per boe, which was 71 percent higher than the second quarter 2002 DD&A of $19.6 million or $10.80 per boe. The high DD&A rate is attributable to the method of accounting for corporate acquisitions required under Canadian GAAP. More specifically, property, plant and equipment are written up by the tax-affected difference between the purchase price and the tax pools acquired to fair market value. Over time, the increased DD&A rate is offset by a future tax recovery amount.

Year to date, the DD&A rate was $13.64 per boe, as compared to $10.61 per boe in the first six months of 2002. The increase can be attributed to the effects noted above.

Capital expenditures:

Provident spent $12.0 million during the second quarter of which $4.5 million was spent in the Lloydminster core area drilling 16 net heavy oil wells. In addition, $0.9 million was spent to increase land holdings in the Lloydminster core area. Optimization projects accounted for $3.8 million in west central and southern Alberta, $0.5 million in Lloydminster and $0.5 million in southeast and southwest Saskatchewan. $1.8 million was spent on leasehold improvements and other miscellaneous capital primarily associated with Provident's head office move. A substantial portion of the leasehold improvement costs will be recovered through future rent reductions. Provident disposed of $0.8 million of non-core assets in the quarter representing minimal production.

Provident spent $9.5 million in the second quarter of 2002, mostly on drilling and completing 21 net heavy oil wells in the Lloydminster core area.

Year to date, Provident incurred capital expenditures of $18.5 million, of which $6.7 million was spent in the Lloydminster core area drilling 24 net heavy oil wells. A further $1.4 million was spent in the Lloydminster core area on facilities and optimizing production through re-completions while $0.9 million was spent to increase land holdings. In southeast and southwest Saskatchewan expenditures of $1.6 million were directed at drilling 0.5 net oil wells as well as re-completions and facility projects. In west central and southern Alberta $5.6 million was spent on optimization and facility projects. Leasehold improvements and office related capital of $2.3 million was spent primarily on Provident's head office move.

Provident incurred $13.4 million in capital expenditures year to date 2002 that included $9.3 million spent in the Lloydminster core area drilling and completing 28 net heavy oil wells and optimizing production through re-completions and reactivations and $1.2 million directed at seismic reprocessing, land retention and non-operated capital expenditures. The remaining $2.9 million was directed at drilling, optimization and facility expenditures in southeast Saskatchewan and west central and southern Alberta.

Outlook:

Provident's 2003 capital program continues to focus on low risk development drilling opportunities in our Lloydminster heavy oil area and natural gas and medium oil prospects in our southern Alberta core area. Capital expenditures of $32.7 million are forecast to be funded primarily from the distribution reinvestment program allowing us to keep our payout ratios high, maintain our debt at manageable levels and to continue to evaluate additional accretive growth opportunities.

Crude oil prices continue to be extremely volatile reflecting world events on a daily basis. The volatility in natural gas prices has also been extreme with low storage levels driving significant daily price movements. Provident will continue to employ a systematic and disciplined Commodity Price Risk Management Program to minimize the volatility that commodity prices have on our cash flow and distributions.

We would like to thank our unitholders for their support and confidence in our strategy and all of our employees for their continued dedication and hard work in accomplishing our plan.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

For further information contact:

Jennifer Pierce
Senior Manager, Investor Relations and Communications
Phone: (403) 231-6736

Internet: *http:\\www.providentenergy.com*
e-mail: info@providentenergy.com

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian Dollars (000s)

		As at June 30, 2003		As at December 31, 2002
		(unaudited)		
Assets				
Current assets				
Cash	$	23	$	42
Accounts receivable		41,583		47,463
Assets held for sale		-		1,145
Prepaids		4,834		2,605
		46,440		51,255
Cash reserve for future site reclamation		2,016		1,490
Goodwill		102,443		102,443
Property, plant and equipment		651,788		700,037
	$	802,687	$	855,225
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	42,040	$	54,783
Cash distribution payable		9,587		8,153
Payable to the Manager		-		4,000
		51,627		66,936
Long-term debt		197,500		187,200
Future site reclamation		14,739		12,245
Future income taxes		87,645		116,065
Unitholders' Equity				
Unitholders' contributions (Note 2)		586,343		513,835
Exchangeable shares (Note 2)		33,951		57,036
Convertible debentures		47,600		61,279
Accumulated loss		(21,738)		(36,064)
Accumulated cash distributions		(187,025)		(118,406)
Accumulated interest on convertible debentures		(7,955)		(4,901)
		451,176		472,779
	$	802,687	$	855,225

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED LOSS
(unaudited)
Canadian Dollars (000s except per unit amounts)

		Three Months Ended June 30		Six Months Ended June 30	
		2003	**2002**	**2003**	**2002**
Revenue					
Gross production revenue	$	74,015	46,123 $	161,903	77,764
Royalties		(17,914)	(9,493)	(41,846)	(16,272)
		56,101	36,630	120,057	61,492
Other income		(23)	170	1,660	170
		56,078	36,800	121,717	61,662
Expenses					
Production		18,239	12,852	35,723	21,356
General and administrative		3,650	1,820	6,568	3,225
Management fees (Note 6)		-	3,515	-	5,657
Management internalization (Note 6)		200		18,592	-
Interest on long-term debt		2,210	988	4,479	2,001
Depletion, depreciation and amortization		33,575	19,611	68,373	34,298
		57,874	38,786	133,735	66,537
Loss before taxes		(1,796)	(1,986)	(12,018)	(4,875)
Capital taxes		616	730	1,826	1,298
Future income tax recovery		(25,490)	(3,893)	(28,170)	(8,689)
		(24,874)	(3,163)	(26,344)	(7,391)
Net income for the period		23,078	1,177	14,326	2,516
Accumulated loss, beginning of period		(44,816)	(44,657)	(36,064)	(45,996)
Accumulated loss, end of period	$	(21,738)	(43,480) $	(21,738)	(43,480)
Net income per unit - basic	$	0.36	0.03 $	0.23	0.08
- diluted	$	0.34	0.03 $	0.21	0.07

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

Canadian Dollars (000s except per unit amounts)	Three months ended June 30		Six Months ended June 30	
	2003	**2002**	**2003**	**2002**
Cash provided by operating activities				
Net income for the period	$ 23,078	1,177	$ 14,326	2,516
Add non-cash items:				
Depletion, depreciation and amortization	33,575	19,611	68,373	34,298
Amortization of deferred charges	208	2,765	411	5,094
Future income tax recovery	(25,490)	(3,893)	(28,170)	(8,689)
Management internalization (Note 6)	200		18,592	
Management fee paid with trust units	-	2,982	-	4,747
Cash flow from operations	31,571	22,642	73,532	37,966
Change in non-cash working capital	(2,689)	(4,006)	(16,604)	(17,046)
	28,882	18,636	56,928	20,290
Cash used in investing activities				
Expenditures on property, plant and equipment	(11,974)	(9,463)	(18,541)	(13,406)
Acquisition of Richland Petroleum Corp.	-		-	(3,390)
Acquisition of Provident Management Corp.	(200)		(364)	
Acquisition of oil and gas properties	-	(70,794)	-	(70,849)
Proceeds on disposition of oil and gas properties	765	573	2,553	2,285
Reclamation fund contributions	(610)	(271)	(1,253)	(544)
Change in non-cash investing working capital	2,531	5,950	3,104	9,411
	(9,488)	(74,005)	(14,501)	(76,493)
Cash provided by financing activities				
Increase in long-term bank debt	9,000	(31,600)	10,300	(17,225)
Declared distributions to unitholders	(35,528)	(17,794)	(68,619)	(32,606)
Interest to debenture holders	(1,465)	(1,498)	(3,054)	(1,498)
Issue of debenture, net of cost	-	61,398	-	61,398
Issue of trust units, net of cost	9,394	42,039	17,494	42,039
Change in non-cash financing working capital	(890)	2,871	1,433	3,499
	(19,489)	55,416	(42,446)	55,607
Increase (decrease) in cash	(95)	47	(19)	34
Cash at beginning of period	118	22	42	35
Cash at end of period	$ 23	69	$ 23	69
Supplemental disclosure of cash flow information				
Cash interest paid including debenture interest	$ 5,030	1,093	$ 7,154	2,287
Cash capital taxes paid	$ 616	730	$ 1,826	1,298

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

June 30, 2003

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Provident's audited Financial Statements and the notes for the year ended December 31, 2002, which are disclosed in the annual report filed by the Trust.

1. **Significant accounting policies**

   The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Provident for the year ended December 31, 2002.

2. **Unitholders contributions and exchangeable shares**

   (a) **Authorized**

   (i) Unlimited number of common voting units

   b) **Issued**

	Six Months Ended			
	June 30, 2003		**June 30, 2002**	
Trust Units	**Number of Units**	**Amount (000s)**	**Number of Units**	**Amount (000s)**
Balance at beginning of period	53,729,335 $	513,835	21,054,119 $	187,587
Exchangeable share conversions	4,138,109	41,085	-	-
Issued pursuant to unit option plan	145,943	1,191	80,330	718
Issued or to be issued pursuant to the distribution reinvestment plan	1,577,787	16,341	400,529	4,110
Debenture conversions	1,341,065	14,350	11,681	119
Issued for corporate acquisitions	-	-	11,157,225	98,853
Issued from treasury	-	-	3,900,000	39,390
Issued for property acquisition	-	-	100,000	1,050
Unit issue costs (net of taxes of $250)	-	(459)	-	(2,184)
Balance at end of period	60,932,239 $	586,343	36,703,884 $	329,643

Exchangeable Shares

	Six Months Ended June 30, 2003		
Exchangeable shares Provident Acquisitions Inc.	**Number of Shares**		**Amount (000s)**
Balance, December 31, 2002	5,227,844	$	57,036
Converted to trust units	(3,765,777)		(41,085)
Balance, June 30, 2003	1,462,067		15,951
Exchange ratio, end of period	1.15027		-
Trust units issuable upon conversion, end of period	1,681,772	$	15,951

Exchangeable shares Provident Energy Ltd.	Six Months Ended June 30, 2003		
	Number of Shares	Amount (000s)	
Balance, December 31, 2002	-	$	-
Issued to Acquire Provident Management Corp.	1,682,242		18,000
Balance, June 30, 2003	1,682,242		18,000
Exchange ratio, end of period	1.09053		-
Trust units issuable upon conversion, end of period	1,834,535	$	18,000
Total Trust units issuable upon conversion of all exchangeable shares, end of period	3,516,307	$	33,951

(c) Units reserved

(i) Employee incentive unit option plan:

Provident has reserved 5,000,000 units for the Employee incentive unit option plan.

3. Unit Option Plan

The Trust Option Plan (the "Plan") is administered by the Board of Directors of Provident. Under the Plan, all directors, officers and employees of Provident, are eligible to participate in the Plan. There are 5,000,000 trust units reserved for the Trust Option Plan. Options are granted at a "strike price" which is not less than the closing price of the units of The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

	Six Months Ended					
	June 30, 2003			June 30, 2002		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Outstanding at beginning of period	796,810	$	10.86	611,100	$	11.16
Granted	2,331,500		11.12	295,013		10.22
Exercised/Cancelled/Expired	(155,937)		10.67	(100,499)		10.95
Outstanding at end of period	2,972,373		11.07	805,614		10.84
Exercisable at end of period	1,252,942	$	11.07	313,864	$	11.17

At June 30, 2003, the Trust had 2,972,373 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.33 years and the weighted average exercise price is $11.07 per unit excluding average potential reductions to the strike prices of $2.90 per unit at June 30, 2003.

At June 30, 2002, the Trust had 805,614 options outstanding with prices ranging from $8.40 and $12.39 per unit. The weighted average price was $10.84 per unit. The weighted average remaining contractual life of the options was 3.19 years.

The Trust accounts for its unit-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian Generally Accepted Accounting Principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used the impact on the Trust's pro forma net earnings would have been negligible.

4. Net income per unit

The net income per trust unit for the three months ended June 30, 2003 was $0.36 per unit and was calculated based on 63,985,228 weighted average number of units outstanding during the period. On a diluted basis, net income in the quarter was $0.34 per unit and was calculated using 68,762,097 diluted units outstanding   Net income per trust unit for the six months ended June 30, 2003 was $0.23 per unit and was calculated based on 62,020,155 weighted average number of units outstanding during the period. On a diluted basis, net income for the six months ended June 30, 2003 was $0.21 per unit based on 66,797,024 diluted units outstanding.

For the three months ended June 30, 2002, net income per unit was $0.03 and was calculated based on 35,831,303 weighted average units outstanding during the period. On a diluted basis, net income in the quarter was $0.03 per unit and was calculated using 39,302,302 diluted units outstanding. For the six months ended June 30, 2002, net income was $0.08 per unit based on 33,097,907 weighted average units outstanding for the period. On a diluted basis, net income was $0.07 per diluted unit based on 36,379,264 diluted units outstanding.

5. Reconciliation of cash flow and distributions

	Three months ended		Six months ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Cash flow from operations	$ 31,571	$ 22,642	$ 73,532	$ 37,966
Cash reserved for interest on convertible debentures	(1,465)	(1,498)	(3,054)	(1,498)
Cash (reserved) used for financing and investing activities	5,422	(3,350)	(1,859)	(3,862)
Cash distributions to unitholders	35,528	17,794	68,619	32,606
Accumulated cash distributions, beginning of period	151,497	51,692	118,406	36,880
Accumulated cash distributions, end of period	$ 187,025	$ 69,486	$ 187,025	$ 69,486
Cash distributions per unit	$ 0.60	$ 0.49	$ 1.20	$ 0.95

6. Related party transactions

On January 17, 2003, Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million payable with the issuance of 1,682,242 exchangeable shares plus related costs of approximately $0.6 million. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates external management fees effective January 1, 2003. The share purchase agreement as a condition of closing provides for executive employment contracts for the former shareholders of Provident Management Corporation.

7. Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation in the current period.

Corporate Information

Directors

Grant D. Billing, C.A. (2)
Chairman
Calgary, Alberta

Thomas W. Buchanan, C.A.
Calgary, Alberta

Randall J. Findlay, P.Eng.
DeWinton, Alberta

Bruce R. Libin, Q.C. (1)(3)
Calgary, Alberta

Byron J. Seaman, B. Sc. (1)(3)
Calgary, Alberta

Mike H. Shaikh, C.A. (1)
Calgary, Alberta

Jeffrey T. Smith, P.Geol. (2)(3)
Calgary, Alberta

John B. Zaozirny, Q.C. (2)
Calgary, Alberta

(1) Member of Audit Committee
(2) Member of Governance, Human Resources and Compensation Committee
(3) Member of the Reserves , Operations and EH&S Committee

Officers and Senior Management

Thomas W. Buchanan, C.A.
Chief Executive Officer

Randall J. Findlay, P. Eng.
President

David J. Fricker
Vice President, Co rporate Development

Cameron G. Vouri
Vice President, Production Operations and Chief Operating Officer

Mark N. Walker, C.M.A.
Vice President, Finance, Chief Financial Officer and Corporate Secretary

William T. Cromb, C.A.
Controller

William J. Mitschke
Senior Manager, Exploitation

Jennifer M.E. Pierce
Senior Manager, Investor Relations and Communications

Lynn M. Rannelli
Assistant Corporate Secretary

Gordon B. J. Zaharik
Senior Manager, Land and Contacts

Auditors

PricewaterhouseCoopers LLP

Banking Syndicate

National Bank of Canada
Bank of Nova Scotia
Bank of Montreal
The Toronto-Dominion Bank
Canadian Western Bank

Engineering Consultants

McDaniel & Associates Consultants Ltd.

Legal Counsel

Macleod Dixon LLP

Trustee
Computershare Trust Company of Canada

Stock Exchanges
Toronto Stock Exchange

Units
  Trading Symbol "PVE.UN"

Debentures
  Trading Symbol "PVE.DB"

American Stock Exchange
Trading Symbol "PVX"

For Further Information

Jennifer Pierce
Senior Manager, Investor Relations and Communications
Phone: (403) 231-6736

Internet: http://www.providentenergy.com

E-mail: info@providentenergy.com